UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ____________                  Commission File Number ____________

Highlander Silver Corp.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

British Columbia	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2500 – 100 King Street West

Toronto, Ontario, M5X 1A9 Canada

Tel: (416)-366-5678

(Address and telephone number of registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

Tel: (212) 894-8940

Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Highlander Silver Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file this registration statement (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Securities and Exchange Commission (the “Commission”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to Rule 3a12-3. The Registrant is filing this Form 40-F registration statement with the Commission to register its class of common shares under Section 12(b) of the Exchange Act.

i

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) that reflect our management’s expectations with respect to future events, our financial performance and business prospects. Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Contractual Obligations” in this Registration Statement. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Any such forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors and assumptions may include, but are not limited to: assumptions concerning silver and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s technical report.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the ability to raise funding to continue exploration; development and mining activities; debt risk; share price fluctuation; global economic conditions; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; constitutional court ruling risk; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; fraud and corruption; ethics and business practices; the Company may in the future become subject to legal proceedings; the Company’s mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; key management; dependence on highly skilled personnel; competition, significant shareholders; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; and measures to protect endangered species may adversely affect the Company’s operations, as well as those factors described in the Company’s Annual Information Form for the year ended September 30, 2024 filed as Exhibit 99.20 to this Registration Statement and its Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023 filed as Exhibit 99.6 to this Registration Statement.

Although the Company has attempted to identify important factors and risks that could affect the Company and might cause actual actions, events or results to differ, perhaps materially, from those described in forward-looking statements, there may be other factors and risks not identified herein that cause actions, events or results not to occur as projected, estimated or intended. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements were made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, except as required by applicable law. Nor does the Registrant assume any obligation to update such forward-looking statements in the future, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

ii

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.84, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.85 through 99.86, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF CAPITAL STRUCTURE

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended September 30, 2024, attached hereto as Exhibit 99.20.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Contingencies” in the Management’s Discussion and Analysis for the three and twelve months ended September 30, 2025 and 2024 included as Exhibit 99.57 to this Registration Statement on Form 40-F, is incorporated herein by reference.

CURRENCY

Unless otherwise indicated, dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on February 26, 2026, based upon the daily exchange rate as quoted by the Bank of Canada was US$1.00 = Cdn.$1.3688.

NYSE AMERICAN CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NYSE American LLC Company Guide (the “NYSE American Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Section 110 of the NYSE American LLC Company Guide, the Registrant will disclose on its website, https://highlandersilver.com/, as of the listing date, each requirement of the NYSE American Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HIGHLANDER SILVER CORP.

/s/ Daniel Earle
	Name:	Daniel Earle
	Title:	President and Chief Executive Officer

Date: February 27, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description
99.1	News Release dated October 22, 2024
99.2	Material Change Report dated October 29, 2024
99.3	News Release dated January 7, 2025
99.4	Material Change Report dated January 15, 2025
99.5	Audited Consolidated Annual Financial Statements for the years ended September 30, 2024 and 2023, dated January 28, 2025
99.6	Management’s Discussion and Analysis for the years ended September 30, 2024 and 2023, dated January 28, 2025
99.7	Certification of Annual Filings by CEO (Form 52-109FV1) dated January 28, 2025
99.8	Certification of Annual Filings by CFO (Form 52-109FV1) dated January 28, 2025
99.9	Alberta Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee, dated January 28, 2025
99.10	Ontario Form 13-502F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee, dated January 28, 2025
99.11	News Release dated February 19, 2025
99.12	News Release dated February 20, 2025
99.13	Condensed Interim Consolidated Financial Statements for the three months ended December 31, 2024 and 2023, dated March 3, 2025
99.14	Management’s Discussion and Analysis for the three months ended December 31, 2024 and 2023, dated March 3, 2025
99.15	Certification of Interim Filings by CEO (Form 52-109FV2) dated March 3, 2025
99.16	Certification of Interim Filings by CFO (Form 52-109FV2) dated March 3, 2025
99.17	News Release dated March 11, 2025
99.18	Material Change Report dated March 11, 2025
99.19	Underwriting Agreement dated March 11, 2025
99.20	Annual Information Form for the fiscal year ended September 30, 2024, dated March 14, 2025
99.21	Certification of Annual Filings in connection with voluntarily filed AIF – CEO (Form 52-109F1), dated March 14, 2025
99.22	Certification of Annual Filings in connection with voluntarily filed AIF - CFO (Form 52-109F1), dated March 14, 2025
99.23	Technical Report (NI 43-101) dated March 14, 2025
99.24	Consent of Qualified Person (NI 43-101) - Martin Mount, dated March 14, 2025
99.25	Report of Exempt Distribution (Form 45-106F1)
99.26	Notice of Meeting dated March 25, 2025
99.27	Notice of Meeting (amended) dated March 26, 2025
99.28	Equity Distribution Agreement dated April 10, 2025

Exhibit	Description
99.29	News Release dated April 10, 2025
99.30	Material Change Report dated April 15, 2025
99.31	Management Information Circular dated April 29, 2025
99.32	Notice of Meeting dated April 29, 2025
99.33	News Release dated May 12, 2025
99.34	Condensed Interim Consolidated Financial Statements as at and for the three and six months ended March 31, 2025 and 2024, dated May 28, 2025
99.35	Management’s Discussion and Analysis for the three and six months ended March 31, 2025 and 2024, dated May 28, 2025
99.36	Certification of Interim Filings by CEO (Form 52-109FV2) dated May 28, 2025
99.37	Certification of Interim Filings by CFO (Form 52-109FV2) dated May 28, 2025
99.38	Change of Status Report dated June 2, 2025
99.39	News Release dated June 9, 2025
99.40	News Release dated June 13, 2025
99.41	News Release dated July 30, 2025
99.42	Material Change Report dated August 8, 2025
99.43	Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended June 30, 2025 and 2024, dated August 12, 2025
99.44	Management’s Discussion and Analysis for the three and nine months ended June 30, 2025 and 2024, dated August 12, 2025
99.45	Certification of Interim Filings by CEO (Form 52-109F2) dated August 12, 2025
99.46	Certification of Interim Filings by CFO (Form 52-109F2) dated August 12, 2025
99.47	News Release dated September 16, 2025
99.48	News Release dated September 22, 2025
99.49	News Release dated September 23, 2025
99.50	News Release dated September 29, 2025
99.51	Material Change Report dated October 3, 2025
99.52	News Release dated October 6, 2025
99.53	News Release dated October 17, 2025
99.54	Material Change Report dated October 24, 2025
99.55	Notice of Change of Year End dated October 31, 2025
99.56	Condensed Interim Consolidated Financial Statements as at and for the three and twelve months ended September 30, 2025 and 2024, dated November 12, 2025
99.57	Management’s Discussion and Analysis for the three and twelve months ended September 30, 2025 and 2024, dated November 12, 2025
99.58	Certification of Interim Filings by CEO (Form 52-109F2) dated November 12, 2025
99.59	Certification of Interim Filings by CFO (Form 52-109F2) dated November 12, 2025
99.60	News Release dated December 1, 2025
99.61	Material Change Report December 10, 2025
99.62	News Release dated December 19, 2025
99.63	Material Change Report December 29, 2025
99.64	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Jerrold Annett
99.65	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Federico Velasquez

Exhibit	Description
99.66	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Daniel Earle
99.67	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Arun Lamba
99.68	Debt Settlement and Stream Termination Agreement, dated December 18, 2025, by and among the Registrant, International Royalty Corporation, and 1368445 B.C. LTD.
99.69	Debt Settlement Agreement, dated December 18, 2025, by and between the Registrant and Equinox Gold Corp.
99.70	Arrangement Agreement, dated December 18, 2025, by and between the Registrant and Bear Creek Mining Corporation
99.71	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Tom Whelan
99.72	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Tom Ladner
99.73	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Sunny Lowe
99.74	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Sergio Gelcich
99.75	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Richard W. Warke
99.76	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Purni Parikh
99.77	Voting Support Agreement, dated December 18, 2025, by and between Bear Creek Mining Corporation and Javier Toro
99.78	News Release dated December 31, 2025
99.79	News Release dated January 9, 2026
99.80	Amended and Restated Arrangement Agreement, dated January 9, 2026, by and between the Registrant and Bear Creek Mining Corporation
99.81	News Release dated January 27, 2026
99.82	News Release dated January 30, 2026
99.83	Material Change Report dated February 3, 2026
99.84	News Release dated February 26, 2026

Consents
99.85	Consent of Davidson & Company LLP, Chartered Professional Accountants
99.86	Consent of Qualified Person - Martin Mount